AlliedSignal Inc. - T&TBS
                           GARRETT AUTOMOTIVE GROUP
                             3201 W. Lomita Blvd.
                              Torrence, CA 90503

                          SUPPLY AGREEMENT AMENDMENT
                                 June 6, 1994


This Supply Agreement Amendment changes paragraph 3.2(B) under section 3.0 Price of the original Supply Agreement between supplier Baja Oriente ("Seller") and AlliedSignal Inc. on behalf of Garrett Automotive Group ("Buyer"), signed January 1, 1994. The parties agree to the Amendment as follows.

3.0                      PRICE:

3.2 (B) The price of Aluminum is established at $0.56/lb for 319 Aluminum alloy, fand $0.59/lb foro 356 Aluminum Alloy per the Metal Week Midwest Transactions dated 11/23/93. The prices shall be adjusted during the year 1994 only, commencing June 1, to reflect cost decreases or increases by Seller resulting from changes to the published prices of plus or minus ten percent (10%) from the price stated. The Metal Week Midwest Transactions will serve as the agreed upon published price source. Adjustments shall be no more frequent than once during any three month period.


                         Negotiations will take place between the Seller and Buyer in November 1994 to determine whether to set the mutually agreed upon metal market price for the entire year of 1995, or continue with the paragraph. Negotiations will take place again in November 1995 to determine whether to set the mutually agreed upon metal market price for the entire year of 1996, or continue with the quarterly adjustments as outlined in the above paragraph.


SELLER                                      BUYER

Baja Oriente                                AlliedSignal Inc.
                                            Automotive Sector

BY: "Michael J. Joyce"                      BY: "Edward B"
     ---------------------------            -----------------------------

TITLE: President                            TITLE: MGR, GRP Purchasing